UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

TENAX THERAPEUTICS INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88032L605

(CUSIP NUMBER)

August 31, 2024

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this

Schedule is filed:

[x] Rule 13d - 1(b)

Rule 13d - 1(c)

Rule 13d - 1(d)

1. Name of Reporting Person

T. ROWE PRICE ASSOCIATES, INC.

52-0556948

2. Check the Appropriate Box if a Member of a Group

NOT APPLICABLE

3. SEC Use Only

4. Citizenship or Place of Organization

Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power* 3,750,000 (1) (2)

6. Shared Voting Power* 0

7. Sole Dispositive Power* 3,750,000 (1) (2)

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000 (1) (2)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9

19.99%

12. Type of Reporting Person

IA

*Any shares reported in Items 5 and 6 are also reported in Item 7.

(1) See Item 4

(2) The amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon exercise of the Pre-Funded Warrants and the Warrants in full, and do not give effect to the blocking provisions outlined in the terms of the Warrants and the Pre-Funded Warrants.

Item 1(a) Name of Issuer:

TENAX THERAPEUTICS INC

Item 1(b) Address of Issuer's Principal Executive Offices:

44 MONTGOMERY STREET, 40TH FL, SAN FRANCISCO, CA 94104

Item 2(a) Name of Person(s) Filing:

(1) T. ROWE PRICE ASSOCIATES, INC. (Price Associates)

Item 2(b) Address of Principal Business Office:

100 E. Pratt Street, Baltimore, MD 21202

Item 2(c) Citizenship or Place of Organization:

(1) Maryland

Item 2(d) Title of Class of Securities: COMMON STOCK

Item 2(e) Cusip Number: 88032L605

Item 3: The person filing this Schedule 13G is an:

X Investment Adviser registered under Section 203 of the Investment

Advisers Act of 1940

Item 4:

The shares of Common Stock beneficially owned by the Reporting Persons reported in this Schedule 13G consist of (1) 125,000 shares of Common Stock, (2) Prefunded Warrants to acquire 2,375,000 shares of Common Stock, and (3) Warrants to acquire 1,250,000 shares of Common Stock. The Prefunded Warrants and the Warrants are each subject to a 19.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 3,408,906 shares of Common Stock outstanding as of August 10, 2024, as reported in the Form 10-Q filed by the Issuer on August 13, 2024.

Item 5: Ownership of Five Percent or Less of a Class

Not Applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person

(1) Price Associates does not serve as custodian

of the assets of any of its clients; accordingly, in each

instance only the client or the client's custodian or

trustee bank has the right to receive dividends paid with

respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which

Price Associates serves as investment adviser.

Any and all discretionary authority which has been delegated to

Price Associates may be revoked

in whole or in part at any time.

Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by

Price Associates which it also serves as

investment adviser ("T. Rowe Price Funds"), not more

than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

(2) [T. ROWE PRICE HEALTH SCIENCES FUND, INC. ]:

T. ROWE PRICE HEALTH SCIENCES FUND, INC., of which

T. ROWE PRICE ASSOCIATES, INC.

is the investment adviser, holds the securities reported herein in their investment portfolio

managed by T. ROWE PRICE ASSOCIATES, INC.

and such funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,

the securities that they hold.

T. ROWE PRICE HEALTH SCIENCES FUND, INC.

interest includes (1) 110,304 shares of Common Stock, (2) Prefunded Warrants to acquire 177,299 shares of Common Stock, and (3) Warrants to acquire 1,103,045 shares of Common Stock.

Item 7: Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8: Identification and Classification of Members of the Group

Not Applicable

Item 9: Notice of Dissolution of Group

Not Applicable

Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or

influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

T. Rowe Price Associates, Inc. hereby declares and affirms

that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the

securities referred to, which beneficial ownership is expressly denied.

Signature.

After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.

T. ROWE PRICE ASSOCIATES, INC.

Date: September 10, 2024

Signature: /s/ Ellen York

Name & Title: Ellen York, Vice President

08/31/2024